December 12, 2008
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, DC 20549

Attn:	Kate Tillan Kristin Lochhead

Re:	Amkor Technology, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 25, 2008
File No. 000-29472
Ladies and Gentlemen:
          On behalf of Amkor Technology, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 1, 2008 relating to the Company’s Form 10-K for the year ended December 31, 2007, filed with the Commission on February 25, 2008 (File No. 000-29472) (the “2007 Form 10-K”).
          In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response.
Form 10-K for Fiscal Year Ended December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33
Critical Accounting Policies and Use of Estimates, page 43
Valuation of Long-lived Assets, page 44
1.	You disclose that you “review [y]our defined reporting units, calculate the fair value of each reporting unit using a discounted cash flow model and compare these fair values to the carrying value for each reporting unit. Since separate balance sheets are not maintained for the reporting units, [you] determine carrying value for each reporting unit by assigning all assets and liabilities based on specific identification where possible and use an allocation method for the remaining items.” Please tell us how you considered paragraphs 30-35 of SFAS 142 in determining your reporting units. Discuss why you consider each reporting unit to be a “business for which discrete financial information is available and segment management regularly reviews the operating results of that component.” Further, discuss how you assign assets and liabilities and goodwill to the reporting units.
Company’s Response:
The Company advises the Staff that it has determined its reporting units are its Packaging and Test businesses. The Company is a provider of contract packaging and test services for many of the world’s leading semiconductor companies and electronics original equipment manufacturers. Assembled packages are tested to ensure they meet specific performance criteria. The Company tests the packages it assembles as well as provides testing services on a standalone basis. The Company considered paragraphs 30-35 of SFAS 142 as follows:
Reporting units:
As required by SFAS 142, the Company applied SFAS 131 paragraph 10 in determining its operating segments which are its Packaging and Test businesses. Discrete financial information for Packaging and Test, such as revenue, gross margin and investment in property, plant and equipment, is made available to the CEO, the chief operating decision maker, for purposes of making strategic decisions and for allocating resources.
We considered whether any reporting units are one level below Packaging or Test. The Packaging operating segment is comprised of multiple product lines, or service offerings including wire bond, flip chip and wafer level processing. The Test operating segment comprises various test services including wafer probe, final test, strip test, system level test and other test-related services. In order to determine if the reporting units should be defined one level below the Packaging operating segment or Test operating segment, at the product line or test service level, respectively, the Company considered whether any of these product line operations or test services constitutes a business and has discrete financial information available that segment management reviews regularly. SFAS 142 references EITF 98-3, which provides guidance on determining whether the operation constitutes a business, which is defined as a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors.
The Company has concluded that the individual product lines do not constitute separate businesses as defined in EITF 98-3, and therefore should not be considered separate reporting units. The process flows in the product lines are highly integrated. The series of services performed at the product line level often utilize shared equipment, facilities and human resources. The Company has concluded that the costs to establish a self-sustaining business for any product line (i.e. separate backend operations and facilities, separate management and systems infrastructure, and separate customer base and support/management) are substantial and therefore are not considered minor as described in EITF 98-3.

Assigning acquired assets and assumed liabilities to reporting units:

With respect to the Company’s method for assigning assets and liabilities to the reporting units, SFAS 142 paragraph 32 requires assets and liabilities to be assigned to a reporting unit if both of the following criteria are met:
•	The asset is employed in or the liability relates to the operations of a reporting unit, and

•	The asset or liability is considered in determining the fair value of the reporting unit.
The Company reviews each separate legal entity general ledger and determines whether the qualifying assets and liabilities are attributable to Packaging or Test and assigns them accordingly. For those legal entities that have both package and test services, assets and liabilities are assigned using specific identification where possible (for example, machinery and equipment). Estimates are made using related assumptions for items where specific identification is not practical (for example, labor related accrued liabilities are allocated based on the prior twelve months labor expense for each Packaging and Test reporting unit). The assets and liabilities that are not assigned to reporting units include cash and debt as these items are not considered in determining the fair value of the reporting unit.
Assigning goodwill to reporting units:
Goodwill was assigned to the reporting unit that benefited from the synergies arising from each business combination as required by SFAS 142 paragraph 34. All of the goodwill as of December 31, 2007 relates to the Packaging reporting unit. Goodwill associated with the Test reporting unit was impaired and expensed in 2002.
Item 8. Financial Statements and Supplementary Data, page 48
Note 1. Description of Business and Summary of Significant Accounting Policies, page 54
Goodwill and Acquired Intangibles, page 56
2.	We note that goodwill and total assets are $673.4 million and $3.2 billion, respectively, as of December 31, 2007. Given the significance of your goodwill balance, please tell us and revise future filings to disclose your accounting policy for goodwill in more detail. Provide specific disclosure about how you identify and measure goodwill impairment, including how you apply the requirements of SFAS 142 to determine how and when to test for impairment. Also disclose how you measure fair value, including a description of the nature and extent of estimates and uncertainties that are inherent to that process. With respect to your methods and related estimates and uncertainties, please also make more robust critical accounting estimates disclosure in MD&A.

Company’s Response:
The Company advises the Staff that it performs the required annual impairment test in the second quarter of each year as disclosed in Note 8 on page 70 of the 2007 From 10-K . We also disclose impairment testing will be done more frequently if warranted as required by SFAS 142. Factors we consider important which could trigger an impairment review include, but are not limited to, the following:
•	significant under-performance relative to expected historical or projected future operating results;

•	significant changes in the manner of use of the asset;

•	significant negative industry or economic trends; and

•	the Company’s market capitalization relative to net book value.
The Company calculates the fair value of each reporting unit using a discounted cash flow model and then compares these fair values to the carrying value for each reporting unit. Since separate balance sheets are not maintained for the reporting units, we determine carrying value for each reporting unit by assigning assets and liabilities based on specific identification where possible and use an allocation method for the remaining items. Determining the fair value of the reporting units requires management to make a number of assumptions and estimates that are highly subjective. Significant assumptions used in the discounted cash flow model include expected future revenue growth rates, internal projections of expected future cash flows, operating plans and a discount rate commensurate with the risk involved. In order to further support the reasonableness of the fair value estimates prepared utilizing the discounted cash flow valuation model, the Company compares the combined total reporting unit fair values per the model to the observable market enterprise value using quoted market price of our common stock plus outstanding debt, net of cash and assesses the magnitude of a control premium above the market price of our common stock.
If the carrying amount of the reporting unit’s goodwill exceeds the fair value, then SFAS 142 requires a second step to measure the goodwill impairment loss, if any. This step compares the implied fair value of the reporting unit’s goodwill to the carrying amount of that goodwill and any excess of carrying amount is recognized as the impairment.
In future Form 10-K and 10-Q filings, commencing with our Form 10-K for the period ending December 31, 2008, the Company will enhance the goodwill disclosures. In the notes to the financial statements the Company will identify the two reporting units, explain how the Company determines fair value of each reporting unit, and provide the factors the Company considers in determining when an interim impairment review should be performed. In MD&A under significant accounting policies the Company will include a more robust description of the method the Company uses to determine fair value including a discussion related to estimates and uncertainties with respect to the Company’s key assumptions.

Revenue Recognition and Risk of Loss, page 57
3.	Please tell us and disclose in future filings your accounting policies that result in recording deferred revenue.
Company’s Response:
The Company advises the Staff that it defers revenue if the Company’s revenue recognition criteria are not met. Deferred revenue generally results from two types of transactions. Customer advances represent supply agreements with customers where the Company commits capacity in exchange for customer prepayment of services. These prepayments are deferred and recorded as customer advances within accrued expenses and other non-current liabilities. At December 31, 2007, customer advances totaled $27.9 million. Deferred revenue also relates to contractual invoicing at interim points prior to the shipment of the finished product. The invoicing that is completed in advance of the Company’s revenue recognition criteria being met is recorded as deferred revenue. At December 31, 2007, deferred revenue totaled $23.7 million and is recorded within accrued expenses and other non-current liabilities. In future Form 10-K and 10-Q filings, commencing with the Form 10-K for the period ending December 31, 2008, the Company will enhance the deferred revenue policy disclosure. The enhanced disclosure will be provided in the notes to the financial statements and in MD&A under significant accounting policies, and will include a description of the Company’s policy and types of transactions that result in the recording of deferred revenue.
4.	You disclose that “[a] sales allowance is recognized in the period of sale based upon historical experience. Additionally, provisions are made for doubtful accounts when there is doubt as to the collectability of accounts receivable. Collectability is assessed based on the age of the balance the customer’s historical payment history and current credit worthiness.” Please tell us and in future filings disclose the nature of your sales allowances and where you record the allowances. Tell us why the allowances are based solely on historical experience. Further, please clarify whether or not you record reserves for collectability at the time of sale. If not please tell us and disclose why.

Company’s Response:
The Company advises the Staff that, at December 31, 2007, the Company’s allowance for sales credits was $4.9 million or 1.2% of gross accounts receivable as disclosed in Note 5 on page 69 of the 2007 Form 10-K. The allowance for sales credits is an estimate of the future credits the Company will issue for billing adjustments primarily for invoicing corrections and miscellaneous customer claims. The allowance for sales credits is recorded as a reduction to sales and accounts receivable and is recorded during the period of sale such that accounts receivable is reported at its estimated net realizable value. The allowance for sales credits is estimated based upon recent credit issuance, historical experience, as well as specific identification of known or expected sales credits at the end of the reporting period.
The Company advises the Staff that, at December 31, 2007, the Company’s allowance for doubtful accounts was $0.7 million or 0.2% of gross accounts receivable as disclosed in Note 5 on page 69 of the 2007 Form 10-K. The allowance for doubtful accounts is recorded as bad debt expense, classified as selling, general and administrative expense, and a reduction to accounts receivable and represents the estimated amount of uncollectible accounts receivable that will arise from the customers’ inability to make required payments. The allowance for doubtful accounts is based upon specification of doubtful accounts considering the age of the receivable balance, the customer’s historical payment history and current credit worthiness as well as specific identification of any known or expected collectability issues. We do not record the allowance for doubtful accounts at the time of sale. Notwithstanding the nature of our customers and the lack of recurring historical bad debt experience, the Company evaluates each customer’s credit worthiness individually and records any necessary allowance to appropriately state accounts receivable at their net realizable value.
In future Form 10-K and 10-Q filings, commencing with the Form 10-K for the period ending December 31, 2008, the Company will enhance the sales allowance and doubtful accounts disclosure. The enhanced disclosure will be found in the notes to the financial statements and in MD&A under significant accounting policies, and will include a more robust description as to the nature of the Company’s allowance for sales credits and allowance for doubtful accounts, including where the allowances are recorded and the method for estimating the allowances.
* * * *
On behalf of the Company, I also acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert Staff comments as a defense under any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct your questions or comments regarding this letter to the undersigned at (480) 821-5000 ext. 5416 or Gil Tily at (480) 821-5000 x5162. Thank you for your assistance.
Respectfully submitted,
Joanne Solomon,
Corporate Vice President &
     Chief Financial Officer

cc:	Gil Tily, Executive Vice President & Chief Administrative Officer & General Counsel Robert D. Sanchez, Esq. – Wilson Sonsini Goodrich Rosati Alan R. Augenstein – PricewaterhouseCoopers LLP
1900 South Price Road • Chandler, AZ 85286 • USA
(480) 821-5000 • (480) 821-6971 fax • www.amkor.com